UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 44)*

THE WENDY’S COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10 PER SHARE

(Title of Class of Securities)

95058W100

(CUSIP Number)

PETER W. MAY 280 PARK AVENUE NEW YORK, NEW YORK 10017 TEL. NO.: (212) 451-3000	BRIAN L. SCHORR, ESQ. CHIEF LEGAL OFFICER TRIAN FUND MANAGEMENT, L.P. 280 PARK AVENUE, 41st FLOOR NEW YORK, NEW YORK 10017 TEL. NO.:(212) 451-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 95058W100		Page 2 of 21
1		NAME OF REPORTING PERSON NELSON PELTZ
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 89,541,987
	9	SOLE DISPOSITIVE POWER (See Item 5) 15,682,414
	10	SHARED DISPOSITIVE POWER (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 89,541,987
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.63%*
14		TYPE OF REPORTING PERSON IN

________________________

*	This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100		Page 3 of 21
1		NAME OF REPORTING PERSON PETER W. MAY
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 89,435,162
	9	SOLE DISPOSITIVE POWER (See Item 5) 8,338,539
	10	SHARED DISPOSITIVE POWER (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 89,435,162
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.61%*
14		TYPE OF REPORTING PERSON IN

________________________

*	This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100		Page 4 of 21
1		NAME OF REPORTING PERSON EDWARD P. GARDEN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 385,118
	8	SHARED VOTING POWER (See Item 5) 64,800,245
	9	SOLE DISPOSITIVE POWER (See Item 5) 385,118
	10	SHARED DISPOSITIVE POWER (See Item 5) 64,800,245
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 65,185,363
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.93%*
14		TYPE OF REPORTING PERSON IN

________________________

*	This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100		Page 5 of 21
1		NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 64,800,245
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 64,800,245
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 64,800,245
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.83%*
14		TYPE OF REPORTING PERSON PN

________________________

*	This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100		Page 6 of 21
1		NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 64,800,245
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 64,800,245
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 64,800,245
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.83%*
14		TYPE OF REPORTING PERSON OO

________________________

*	This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100		Page 7 of 21
1		NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 19,769
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 19,769
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 19,769
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14		TYPE OF REPORTING PERSON PN

________________________

*	This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100		Page 8 of 21
1		NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 19,769
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 19,769
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 19,769
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14		TYPE OF REPORTING PERSON OO

________________________

*	This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100		Page 9 of 21
1		NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 18,415,979
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 18,415,979
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 18,415,979
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.07%*
14		TYPE OF REPORTING PERSON PN

________________________

*	This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100		Page 10 of 21
1		NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 39,523,894
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 39,523,894
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 39,523,894
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.87%*
14		TYPE OF REPORTING PERSON PN

________________________

*	This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100		Page 11 of 21
1		NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,861,851
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,861,851
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,861,851
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%*
14		TYPE OF REPORTING PERSON PN

________________________

*	This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100		Page 12 of 21
1		NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593120
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 4,978,752
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 4,978,752
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 4,978,752
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.37%*
14		TYPE OF REPORTING PERSON PN

________________________

*	This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

AMENDMENT NO. 44 TO SCHEDULE 13D

This Amendment No. 44 amends and supplements the Schedule 13D dated October 13, 1992 (the “Original Statement”), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 23, 2008, as amended by Amendment No. 27 dated September 25, 2008, as amended by Amendment No. 28 dated October 1, 2008 (“Amendment 28”), as amended by Amendment No. 29 dated October 8, 2008, as amended by Amendment No. 30 dated November 6, 2008, as amended by Amendment No. 31 dated November 25, 2008, as amended by Amendment No. 32 dated December 5, 2008, as amended by Amendment No. 33 dated December 8, 2008, as amended by Amendment No. 34 dated December 11, 2008, as amended by Amendment 35 dated April 1, 2009, as amended by Amendment 36 dated March 9, 2010, as amended by Amendment 37 dated June 10, 2010, as amended by Amendment 38 dated February 2, 2011, as amended by Amendment 39 dated December 1, 2011 as amended by Amendment No. 40 dated February 6, 2012, as amended by Amendment No. 41 dated January 14, 2014, as amended by Amendment No. 42 dated January 15, 2014, and as amended by Amendment No. 43 dated September 18, 2014 (“Amendment No. 43”) (the Original Statement, as so amended shall be known as the “Statement”), with respect to the (i) the Common Stock, par value $.10 per share (the “Common Stock”), of The Wendy’s Company (the “Company,” formerly known as Wendy’s/Arby’s Group, Inc. and, before that, Triarc Companies, Inc., a Delaware corporation (“Triarc”) and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation) for periods commencing on or after May 28, 2009, (ii) the Common Stock, par value $.10 per share, of Triarc (through September 29, 2008, the date of the closing of the acquisition of Wendy’s described in Item 4) and of the Company for the period commencing on September 30, 2008 and ending on May 27, 2009 (the “Class A Common Stock”), and (iii) for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the “Class B Common Stock”). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Except as set forth below, there are no changes to the information set forth in the Statement (including, without limitation, to “Item 4. Purpose of Transaction”). As noted in Amendment Nos. 14 through 28, all references in the Statement to “Common Stock” shall, for periods prior to September 29, 2008, the date of the closing of the acquisition of Wendy’s (see Item 4), be deemed to refer to the Class A Common Stock of Triarc.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by the following:

Since the filing of Amendment No. 43, each of Messrs. Peltz, May and Garden, in their capacities as directors of the Company, received 2,083 shares of Common Stock on September 29, 2014, 1,930 shares of Common Stock on December 29, 2014 and 1,464 shares of Common Stock on March 30, 2015, in each case from the Company in lieu of a Board of Directors retainer fee pursuant to the terms of the Company’s 2010 Omnibus Award Plan. On June 1, 2015, each of Messrs. Peltz, May and Garden also received 7,599 restricted shares of Common Stock, in each case from the Company upon their re-election to the Board of Directors, pursuant to the terms of the Company’s 2010 Omnibus Award Plan. In addition, on May 19, 2015 Mr. May received 185 shares of Common Stock from the Company in lieu of a Board of Directors meeting fee pursuant to the terms of the Company’s 2010 Omnibus Award Plan.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the following:

On June 3, 2015, the Company announced that it is commencing a modified “Dutch auction” tender offer to repurchase shares of Common Stock for an aggregate purchase price of up to $639.0 million (the “Offer”). For portfolio management purposes, the Filing Persons and certain of their family members and affiliates whose shares of Common Stock may be deemed to be beneficially owned by certain of the Filing Persons (see Item 5) (such family members and affiliates, together with the Filing Persons, the “Trian Group”), had originally considered selling in the Offer. However, at the Company’s request, following consultation by the Company with its financial advisor, in order to maximize liquidity for other shareholders, not impact the purchase price received by shareholders participating in the Offer and provide full transparency and certainty regarding the Trian Group’s participation in the Company’s stock buyback program, the Trian Group determined that they will not tender or sell any of their shares of Common Stock in the Offer and will instead sell a portion of their shares of Common Stock to the Company following completion of the Offer. Under a purchase agreement among the Trian Group and the Company (the “Purchase Agreement”), the Company has agreed to purchase a pro rata amount of the shares of Common Stock held by the Trian Group following the completion of the Offer. Specifically, the Trian Group will sell to the Company a number of shares of Common Stock equal to the total number of outstanding shares held by the Trian Group as of May 29, 2015, multiplied by the quotient of the total number of shares acquired by the Company in the Offer and the total number of shares of Common Stock outstanding as of May 29, 2015, exclusive of shares held by the Trian Group, at a purchase price per share equal to the purchase price paid by the Company in the Offer (the “Trian Sale”). The Purchase Agreement also provides that the Company shall not reduce the price range or aggregate consideration to be paid in the Offer without the Trian Group’s prior written consent. The closing of the Trian Sale is subject to the successful completion of the Offer and other customary conditions and will not occur until at least 11 business days following the termination of the Offer.

Because of anticipated federal income tax consequences with respect to the sale of the Trian Group’s shares of Common Stock to the Company under the Purchase Agreement, the Trian Group intends as part of the same plan both to sell shares of Common Stock to the Company and, over the next few months, to effect sales in the open market and/or privately negotiated transactions during the pendency of or, subject to applicable law and applicable policies and practices of the Company, after consummation of the Offer. In the aggregate, the Trian Group plans to sell such number of shares of Common Stock in the Trian Sale and in open market and/or privately negotiated transactions as would reduce the aggregate percentage of Common Stock held by the Trian Group to not less than 17% and not more than 19.68% of the outstanding shares of Common Stock following the consummation of the Offer, the Trian Sale and such sales. The exact number of shares to be sold by the Trian Group in open market and/or privately negotiated transactions will be determined by the Trian Group in their sole discretion, based upon, among other things, market conditions, and such sales may be at prices that are more or less favorable than the purchase price to be paid to the Company’s stockholders pursuant to the Offer. The number of shares the Trian Group plans to sell is designed to result in at least a 20% reduction of the Trian Group’s ownership of Common Stock in order to avoid adverse federal income tax consequences. Immediately following the consummation of such sales, the Trian Group will still be the Company’s largest stockholder based on current share ownership information on file with the Securities and Exchange Commission (“SEC”). Mr. Peltz serves as the Chairman of the Board of Directors of the Company, Mr. May serves as Vice Chairman of the Board of Directors of the Company and Mr. Garden serves as a director of the Company and each of Messrs. Peltz, May and Garden will continue to serve in such capacities following the consummation of such sales.

The Filing Persons also intend to review alternatives with respect to their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company's financial position, results of operations and strategic direction, price levels of the Common Stock, conditions in the securities and credit markets, general economic and industry conditions, the Filing Persons’ overall investment strategies and other investment opportunities available to the Filing Persons and capital availability and applicable regulatory and legal constraints, the Filing Persons may, from time to time and at any time in the future, take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, communicating with the Company’s other stockholders, industry participants and other interested or relevant parties about the Company, purchasing additional securities of the Company, entering into financial instruments or other agreements which increase or decrease the Filing Persons’ economic exposure with respect to their investment in the Company and/or changing the form of ownership of securities of the Company by the Filing Persons, selling some or all of their holdings in the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Filing Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(1) Part (a) of Item 5 of the Statement is amended by deleting (i) the eleventh through seventeenth paragraphs thereof and replacing them with the following:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 15,682,414 shares of Common Stock. Included in such shares are 12,000 shares issuable with respect to stock options exercisable by Mr. Peltz within 60 days of the date of this Statement. Mr. May directly owns and has the sole power to dispose of and the shared power to vote 8,338,539 shares of Common Stock. Included in such shares are 12,000 shares issuable with respect to stock options exercisable by Mr. May within 60 days of the date of this Statement. Mr. Garden directly owns and has the sole power to dispose of and vote 385,118 shares of Common Stock. Included in such shares are 12,000 shares issuable with respect to stock options exercisable by Mr. Garden within 60 days of the date of this Statement.

Claudia Peltz, Mr. Peltz’s wife, is the beneficial owner of 70,650 shares of Common Stock. These shares were previously beneficially owned by the Peltz L.P., the general partner of which was a limited liability company of which Ms. Peltz was the sole member. The Peltz 2009 Family Trust is the beneficial owner of 209,611 shares of Common Stock. Mrs. Peltz, one of Mr. Peltz’s adult children and an unrelated person serve as the trustees of the Peltz 2009 Family Trust. The shares held by the Peltz 2009 Family Trust were previously beneficially owned by the NP 2009 GRAT, a trust of which Mr. Peltz was the sole trustee. In addition, certain of Mr. Peltz’s children are the beneficial owners of 128,804 shares of Common Stock, including 600 shares of common stock beneficially owned by certain of Mr. Peltz’s adult children that live in his household (the “Peltz Adult Children”).

Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by Ms. Peltz, the Peltz 2009 Family Trust and his children. Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz Family Foundation is the beneficial owner of 311,724 shares of Common Stock. Mr. and Mrs. Peltz, one of their adult children and an unrelated person serve as the trustees of the Peltz Family Foundation. Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz Family Foundation. Mr. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 276,149 shares of Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation. Mr. May may be deemed to beneficially own the shares of Common Stock owned by the May Family Foundation. Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 8,338,539 shares of the Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation, but including shares issuable with respect to stock options exercisable by Mr. May within 60 days of the date of this Statement), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 15,682,414 shares of the Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by Ms. Peltz, the Peltz Adult Children and the Peltz Family Foundation, but including shares issuable with respect to stock options exercisable by Mr. Peltz within 60 days of the date of this Statement). Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 18,415,979 shares of Common Stock, Trian Master Fund directly owns 39,523,894 shares of Common Stock, Parallel Fund I directly owns 1,861,851 shares of Common Stock, Trian GP directly owns 19,769 shares of Common Stock and Strategic Fund directly owns 4,978,752 shares of Common Stock. Mr. Peltz, Mr. May and Mr. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Strategic Fund, Trian GP, Trian GP LLC, Trian Management and Trian Management GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Common Stock owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Strategic Fund and Trian GP. Mr. Peltz, Mr. May and Mr. Garden disclaim beneficial ownership of such shares.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 89,541,987 shares of Common Stock (including shares of Common Stock beneficially owned by Mr. May, Ms. Peltz, the Peltz 2009 Family Trust, Mr. Peltz’s children (including the Peltz Adult Children), the Peltz Family Foundation, Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I and Strategic Fund, but excluding shares beneficially owned by the May Family Foundation), representing approximately 24.63% of the outstanding shares of Common Stock. In addition, Mr. May may be deemed to beneficially own an aggregate of 89,435,162 shares of Common Stock (including shares of Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I and Strategic Fund, but excluding shares beneficially owned by Ms. Peltz, the Peltz Adult Children and the Peltz Family Foundation), representing approximately 24.61% of the outstanding shares of Common Stock. Mr. Garden may be deemed to beneficially own an aggregate of 65,185,363 shares of Common Stock (including shares of Common Stock beneficially owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Strategic Fund and Trian GP), representing approximately 17.93% of the outstanding shares of Common Stock.

(2) Item 5 of the Statement is hereby amended and supplemented by deleting Part (a) and the first and second paragraphs of Part (b) of Item 5 of Amendment No. 43 and replacing them with the following:

(a) As of 4:00 p.m., New York City time, on June 2, 2015, the Filing Persons beneficially owned, in the aggregate, 90,203,254 shares of Common Stock, representing approximately 24.82% of the outstanding Common Stock (based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015).

(b) Each of Trian Onshore, Trian Master Fund, Parallel Fund I, Trian GP and Strategic Fund beneficially and directly owns and has sole voting power and sole dispositive power with regard to 18,415,979, 39,523,894, 1,861,851, 19,769 and 4,978,752 shares of Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I and Strategic Fund (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian Onshore, Trian Master Fund, Parallel Fund I and Strategic Fund directly and beneficially own. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes. Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP directly and beneficially owns. Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP LLC directly and beneficially owns. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.

(3) Part (c) of Item 5 of the Statement is hereby amended and supplemented by the following:

Since the filing of Amendment No. 43, each of Messrs. Peltz, May and Garden, in their capacities as directors of the Company, received 2,083 shares of Common Stock on September 29, 2014, 1,930 shares of Common Stock on December 29, 2014 and 1,464 shares of Common Stock on March 30, 2015, in each case from the Company in lieu of a Board of Directors retainer fee pursuant to the terms of the Company’s 2010 Omnibus Award Plan. On June 1, 2015, each of Messrs. Peltz, May and Garden also received 7,599 restricted shares of Common Stock, in each case from the Company upon their re-election to the Board of Directors, pursuant to the terms of the Company’s 2010 Omnibus Award Plan. In addition, on May 19, 2015 Mr. May received 185 shares of Common Stock from the Company in lieu of a Board of Directors meeting fee pursuant to the terms of the Company’s 2010 Omnibus Award Plan.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On June 2, 2015, the Company and the Trian Group entered into the Purchase Agreement. Pursuant to the Purchase Agreement, the Trian Group have agreed not to tender or sell any of their shares in the Offer and instead have agreed to sell a pro rata amount of their shares of Common Stock (based on the number of shares the Company purchases in the Offer) to the Company at a purchase price per share equal to the purchase price determined and paid in the Offer, following the completion of the Offer

(the “Trian Purchase”). Specifically, the Trian Group will sell to the Company a number of shares equal to the total number of outstanding shares held by the Trian Group as of May 29, 2015, multiplied by the quotient of the total number of shares acquired by the Company in the Offer and the total number of shares of Common Stock outstanding as of May 29, 2015, exclusive of shares held by the Trian Group, at a purchase price per share equal to the purchase price paid in the Offer. The Purchase Agreement also provides that the Company shall not reduce the price range or aggregate consideration to be paid in the Offer without the Trian Group’s prior written consent. The Trian Purchase is expected to occur on the 11th business day following the termination of the Offer. The closing of the purchase of shares of Common Stock from the Trian Group pursuant to the Purchase Agreement is subject to the successful completion of the Offer and other customary conditions.

The foregoing description of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Purchase Agreement, a copy of which is filed herewith as Exhibit 43 to the Statement and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by the following:

43. Stock Purchase Agreement dated June 2, 2015 between the Company and the persons listed on Schedule I thereto.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2015

TRIAN PARTNERS GP, L.P.

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member
TRIAN PARTNERS GENERAL PARTNER, LLC

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member
TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member
TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member
TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member
TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member
TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By:	Trian Partners Strategic Investment Fund GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund General Partner, LLC, its general partner

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden

EXHIBIT INDEX

EXHIBIT	DESCRIPTION	PAGE NO.
1	Stock Purchase Agreement dated as of October 1, 1992 by and between the Purchaser, Posner, Posner Trust and Security Management.	Filed with Original Statement
2	Exchange Agreement dated as of October 12, 1992 between the Company and Security Management.	Filed with Original Statement
3	Agreement dated as of October 1, 1992 between the Company and the Purchaser.	Filed with Original Statement
4	Agreement of Limited Partnership of the Purchaser dated as of September 25, 1992.	Filed with Original Statement
5	Joint Filing Agreement of the Purchaser, Peltz and May.	Filed with Amendment No. 14
6	Memorandum of Understanding, dated January 21, 1993, by and between the Purchaser and William A. Ehrman, individually and derivatively on behalf of SEPSCO.	Filed with Amendment No. 2
7	Letter dated January 25, 1993 from Steven Posner to the Purchaser Filed with Amendment (including proposed terms and conditions of Consulting Agreement to be No. 2 entered into between the Company and Steven Posner).	Filed with Amendment No. 2
8	Undertaking and Agreement, dated February 9, 1993, executed by the Purchaser.	Filed with Amendment No. 3
9	Amendment No. 3 dated as of April 14, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 4
10	Citibank Loan Documents (Exhibits and Schedule omitted).	Filed with Amendment No. 4
11	Republic Loan Documents (Exhibits and Schedules omitted).	Filed with Amendment No. 4
12	Pledge and Security Agreement, dated as of April 5, 1993, between the Purchaser and Citibank.	Filed with Amendment No. 5
13	Custodial Loan Documents.	Filed with Amendment No. 5
14	Agreement, dated May 2, 1994 among Nelson Peltz, Peter W. May and Leon Kalvaria.	Filed with Amendment No. 6
15	Amended and Restated Pledge and Security Agreement, dated as of July 25, 1994 between the Purchaser and Citibank.	Filed with Amendment No. 6
16	Amendment No. 1 dated as of November 15, 1992 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7

EXHIBIT	DESCRIPTION	PAGE NO.
17	Amendment No. 2 dated as of March 1, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
18	Amendment No. 4 dated a January 1, 1995 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
19	Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
20	BOA Loan documents, as amended (Exhibits and Schedules omitted).	Filed with Amendment No. 22
21	Letter, dated October 12, 1998, from Messrs. Nelson Peltz and Peter W. May to the Company.	Filed with Amendment No. 8
22	Press release, issued by the Company, dated October 12, 1998.	Filed with Amendment No. 8
23	Letter, dated October 12, 1998, from the Company to Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 8
24	Press release issued by the Company, dated March 10, 1999.	Filed with Amendment No. 9
25	Amended and Restated Agreement of Limited Partnership of the Purchaser, amended and restated as of November 11, 2002.	Filed with Amendment No. 11
26	Pledge Agreement dated April 2, 2001, made by Peltz Family Limited Partnership, in favor of Bank of America, N.A.	Filed with Amendment No. 13
27	Pledge and Security Agreement dated April 2, 2003, made by Peter W. May, in favor of Bank of America, N.A. (Schedule II omitted).	Filed with Amendment No. 13
28	Voting Agreement, dated June 26, 2004, by and among Messrs. Nelson Peltz, Peter W. May and Gregory H. Sachs.	Filed with Amendment No. 18
29	Voting Agreement dated July 23, 2004, between Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 19
30	Pledge and Security Agreement dated July 23, 2004, made by Nelson Peltz, in favor of Bank of America, N.A., as amended (Schedule I omitted).	Filed with Amendment No. 22
31	Amendment No. 1 to Pledge and Security Agreement dated July 23, 2004, made by Peter W. May, in favor of Bank of America, N.A.	Filed with Amendment No. 19
32	Agreement and Plan of Merger, dated April 23, 2008, by and among Triarc, Wendy’s and Green Merger Sub.	Incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.

EXHIBIT	DESCRIPTION	PAGE NO.
33	Voting Agreement, dated as of April 23, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
34	Joint Filing Agreement of the Filing Persons.	Filed with Amendment No. 25.
35	Amended and Restated Voting Agreement, dated as of August 14, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Annex J to the Company's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 20, 2008.
36	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 28.
37	Amendment No. 1 to Agreement, dated as of April 1, 2009, by and among the Company, Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden.	Filed with Amendment 35.
38	Agreement dated November 5, 2008 by and between Wendy’s/Arby’s Group, Inc. and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Parallel Fund II, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.	Filed as Exhibit (d)(6) to the Combined Schedule TO and Amendment 30 to Schedule 13D.
39	Agreement dated December 1, 2011 by and between The Wendy’s Company and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners GP, L.P., Trian Partners Strategic Investment Fund, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.	Filed with Amendment 39.
40	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 40.
41	Partial Release and Fourteenth Omnibus Amendment, dated as of August 18, 2014, to the Amended Documents referred to therein by and among Peter W. May, Leni May and Bank of America, N.A.	Filed with Amendment 43.
42	Partial Release and Eighth Omnibus Amendment, dated as of September 17, 2014, to the Amended Documents referred to therein by and among Nelson Peltz, Claudia Peltz and Bank of America, N.A.	Filed with Amendment 43.
43	Stock Purchase Agreement dated June 2, 2015 between the Company and the persons listed on Schedule I thereto.	Filed herewith.